Great Eagle Holdings Limited
鷹君集團有限公司
(Incorporated in Bermuda with limited liability)

02 SEP 30 AM 10:43

Our Ref : ADM/CS/02/446

13th September 2002

REGISTERED MAIL

Securities and Exchange Commission
Office of International Corporate Finance
450 Fifth Street N.W.
Washington, D.C. 20549
U.S.A.

02055094

Re: Great Eagle Holdings Limited
Rule 12g3-2(b) Materials
File No. 82-3940

SUPPL

Dear Sirs,

A copy of 2002 Interim Results Announcement dated 12th September 2002 is enclosed pursuant to Rule 12g3-2(b)(1)(iii) under the Securities Exchange Act of 1934 (the "Exchange Act"), in connection with the exemption from reporting under that Rule of Great Eagle Holdings Limited.

Pursuant to Rule 12g3-2(b)(4) and (5), the enclosed material shall not be deemed "filed" with the Commission or otherwise subject to the liabilities of Section 18 of the Exchange Act, and the furnishing of such material shall not constitute an admission for any purpose that Great Eagle Holdings Limited is subject to the Exchange Act.

Kindly acknowledge receipt of this letter and the enclosure by stamping the enclosed copy of this letter and returning it in the enclosed stamped, self-addressed envelope.

PROCESSED
OCT 0 2 2002
THOMSON FINANCIAL

Yours faithfully,
For and on behalf of
Great Eagle Holdings Limited

Peter Tsang
Company Secretary

dlw 9/30

PT/SA/ft
IR/COR/SEC-USA

c.c. : Mr. Jonathan Lemberg of Morrison & Foerster (w/o encl.)
23/F., Entertainment Building, 30 Queen's Road Central, Hong Kong

Great Eagle Holdings Limited

鷹君集團有限公司

Incorporated in Bermuda with limited liability

2002 INTERIM RESULTS ANNOUNCEMENT

INTERIM RESULTS

The Board of Directors of Great Eagle Holdings Limited ("the Company") announces the unaudited consolidated results of the Company and its subsidiaries ("the Group") for the half-year ended 30th June 2002, with comparative figures in 2001, as follows:

CONDENSED CONSOLIDATED INCOME STATEMENT

	Notes	Six Months Ended 30th June 2002 HK$'000	2001 HK$'000
Turnover	(2)	1,214,218	1,291,201
Cost of sales		(649,064)	(690,493)
Gross profit		565,154	600,708
Other revenue		21,354	27,775
Administrative expenses		(48,741)	(63,462)
Other operating expenses		(18,269)	(19,789)
Profit from operations	(2) & (3)	519,498	545,232
Finance costs		(170,011)	(237,118)
Share of results of associates		192	(8,857)
Profit before taxation		349,679	299,257
Taxation	(4)	(58,310)	(61,439)
Profit after taxation		291,369	237,818
Minority interests		(17,011)	(12,783)
Profit attributable to shareholders		274,358	225,035
Interim dividend		29,148	40,396
Basic earnings per share	(5)	$0.47	$0.41
Diluted earnings per share	(5)	$0.47	$0.41

Notes:

(1) Principal Accounting Policies

These unaudited condensed consolidated interim financial statements are prepared in accordance with Statement of Standard Accounting Practice ("SSAP") 25, "Interim financial reporting", issued by the Hong Kong Society of Accountants and Appendix 16 to the Rules Governing the Listing of Securities on The Stock Exchange of Hong Kong Limited.

The accounting policies and methods of computation used in the preparation of the condensed consolidated interim financial statements are consistent with those used in the annual financial statements for the year ended 31st December 2001 except that the Group has adopted the following SSAPs issued by the Hong Kong Society of Accountants which are effective for accounting periods commencing on or after 1st January 2002:

SSAP 1 (revised)	:	Presentation of financial statements
SSAP 11 (revised)	:	Foreign currency translation
SSAP 15 (revised)	:	Cash flow statements
SSAP 25 (revised)	:	Interim financial reporting
SSAP 34	:	Employee benefits

The effect of adopting these new or revised standards on the profit for the period is insignificant.

(2) Segment Information

Business segments

For management purposes, the Group is currently organised into three operating divisions. These divisions are the basis on which the Group reports its primary segment information.

Principal activities are as follows:

Property leasing	–	rental income from leasing of properties.
Hotel operations	–	hotels and furnished apartments operations.
Other operations	–	property development, sales of building materials, restaurant operations, provision of property management, maintenance and agency services, provision of insurance agency services and sport club operations.

Segment information about these businesses is presented below:

<u>Six Months Ended 30th June 2002</u>

	Property leasing HK$'000	Hotel operations HK$'000	Other operations HK$'000	Eliminations HK$'000	Consolidated HK$'000
TURNOVER					
External sales	404,157	713,362	96,699	–	1,214,218
Inter-segment sales	10,060	–	14,760	(24,820)	–
Total revenue	414,217	713,362	111,459	(24,820)	1,214,218
RESULT					
Segment result	361,965	177,614	15,238		554,817
Unallocated corporate expenses					(35,319)
Profit from operations					519,498
Finance costs					(170,011)
Share of results of associates	186	–	6		192
Profit before taxation					349,679
Taxation					(58,310)
Profit after taxation					291,369

Six Months Ended 30th June 2001

	Property leasing HK$'000	Hotel operations HK$'000	Other operations HK$'000	Eliminations HK$'000	Consolidated HK$'000
TURNOVER					
External sales	403,204	794,512	93,485	–	1,291,201
Inter-segment sales	12,646	–	14,973	(27,619)	–
Total revenue	415,850	794,512	108,458	(27,619)	1,291,201
RESULT					
Segment result	362,871	224,315	8,883		596,069
Unallocated corporate expenses					(50,837)
Profit from operations					545,232
Finance costs					(237,118)
Share of results of associates	986	–	(9,843)		(8,857)
Profit before taxation					299,257
Taxation					(61,439)
Profit after taxation					237,818

Geographical segments

A geographical analysis of the Group's turnover and contribution to profit from operations, by location of market, is as follows:

	Six Months Ended 30th June 2002		2001	
	Turnover	**Contribution to profit from operations**	Turnover	Contribution to profit from operations
	HK$'000	***HK$'000***	*HK$'000*	*HK$'000*
Hong Kong	**604,561**	**339,615**	580,818	310,031
North America	**361,359**	**114,407**	431,706	144,696
Europe	**131,195**	**40,945**	149,256	54,227
Asia Pacific, other than Hong Kong	**117,103**	**24,531**	129,421	36,278
	1,214,218	**519,498**	1,291,201	545,232

(3) Profit from Operations

	Six Months Ended 30th June 2002 ***HK$'000***	2001 *HK$'000*
Profit from operations has been arrived at after charging:		
Total borrowing costs	**272,520**	374,685
Less: Amount capitalised to property under development	**(102,509)**	(137,567)
Finance costs	**170,011**	237,118
Depreciation and amortisation	**1,750**	7,010
Fixed assets written off	**4,721**	7
Staff costs	**273,482**	291,620
Net exchange loss	**75**	–
and after crediting:		
Interest income	**9,086**	21,714
Dividend income	**910**	4,121
Net exchange gain	**–**	978

(4) Taxation

	Six Months Ended 30th June 2002 ***HK$'000***	2001 *HK$'000*
Company and subsidiaries:		
Hong Kong	**33,493**	28,484
Other jurisdictions	**20,001**	27,730
Deferred taxation	**4,789**	5,166
Share of taxation of associates:		
Hong Kong	**27**	59
	58,310	61,439

Hong Kong Profits Tax is calculated at 16% of the estimate assessable profit for the period.

Taxation arising in other jurisdictions is calculated at the rates prevailing in the relevant jurisdictions.

(5) **Earnings per Share**

The calculation of basic and diluted earnings per share is based on the following data:

	Six Months Ended 30th June 2002 HK$'000	2001 HK$'000
Earnings		
Earnings for the purpose of basic and diluted earnings per share	274,358	225,035

	Six Months Ended 30th June 2002	2001
Number of shares		
Weighted average number of shares for the purpose of basic earnings per share	577,648,972	554,198,735
Effect of dilutive potential shares: Share options	456,389	1,166,937
Weighted average number of shares for the purpose of diluted earnings per share	578,105,361	555,365,672

The computation does not assume the exercise of certain Company's outstanding share options as the exercise prices of those options are higher than the average market price of the Company's shares for both 2002 and 2001.

INTERIM DIVIDEND

The Board declares payment of an interim dividend of HK5 cents per share for the year ending 31st December 2002 (2001: HK7 cents) to those Shareholders whose names appear on the Register of Members of the Company on 17th October 2002. Dividend warrants are expected to be despatched to Shareholders on or about 24th October 2002.

CLOSURE OF TRANSFER BOOKS

The Register of Members of the Company will be closed from Friday, 11th October 2002 to Thursday, 17th October 2002, both days inclusive, during which period no share transfers will be effected.

For those Shareholders who are not already on the Register of Members, in order to qualify for the interim dividend, all share certificates accompanied by the duly completed transfers must be lodged with the Hong Kong Branch Registrars of the Company, Computershare Hong Kong Investor Services Limited (formerly Central Registration Hong Kong Limited) of 17th Floor, Hopewell Centre, 183 Queen's Road East, Wanchai, Hong Kong for registration not later than 4:00 p.m. on Thursday, 10th October 2002.

MANAGEMENT DISCUSSION AND ANALYSIS

OPERATIONS REVIEW

1. **Rental Properties**

<u>*Hong Kong Rental Properties*</u>

(a) Rental Income for the 6 months ended 30th June 2002

	Gross Floor Area (sq. ft.) Office	Commercial	Residential	Parking Spaces	Gross Rental Income (HK$ million)
Citibank Plaza	1,271,000	50,000	–	555	271.2
Great Eagle Centre	193,000	77,000	–	296	35.4
Astor Plaza	–	70,000	–	–	0.1
Concordia Plaza	28,000	–	–	5	2.4
Convention Plaza Apartments	–	–	10,000	–	1.7
					310.8

(b) Occupancy and Rental Trend

	Occupancy at 30th June 2002 Office	Commercial	Residential
Citibank Plaza	85.6%	100.0%	–
Great Eagle Centre	94.3%	100.0%	–
Astor Plaza	–	34.7%	–
Concordia Plaza	100.0%	–	–
Convention Plaza Apartments	–	–	86.8%

Notwithstanding a very low level of new supply, the weakness of the Grade-A office market in Hong Kong continued into the first half of 2002. The situation was especially acute in the Core Central market, which suffered to a large extent from a lack of demand from the financial industry, where downsizing has been continuing. The office portion of Citibank Plaza, in line with the general market trend, saw sharply lower occupancy rates during the period. The Great Eagle Centre offices suffered to a smaller degree as the Wanchai North market is less reliant on the financial trade. In the face of higher vacancy, landlords had to offer higher inducement packages to retain tenants. Effective rent rates as a result declined further from year-end 2001 levels.

The lower rental rates appeared to have induced some bargain-hunting and upgrading activities in recent months. However, with no clear pick up in economic activities of Hong Kong in sight, the office leasing market is expected to remain slow for the rest of 2002.

A substantial portion of the small Astor Plaza shopping arcade is in the process of being converted into function rooms and exhibition areas, which will enhance the product offering of Eaton Hotel and potentially generate more favourable returns than the retail usage.

U.S. Commercial Properties

The softening of the US office markets in 2002 has resulted in lower occupancy and lower rental rates. However, as only 20% of the leases will expire during 2002, the softening market conditions should not have excessive impact on the portfolio. Revenues for the first six months of 2002 were only 4% less than in 2001, primarily due to the effect of higher rental rates of leases completed in 2001 having a full year impact in 2002 and offsetting the lower rates in 2002. In June the Group completed the purchase of the remaining joint venture interests it did not already own in the Northwestern Mutual Life office building at 888 West Sixth Street, Los Angeles. The consideration was US$4.7 million together with assumption of the underlying debt. This brought the Company's interest in the property to 100%.

	Occupancy at 30th June 2002	Floor Area (sq. ft.) Office	Commercial	Parking Spaces	Gross Rental Income (US$ million)
Pacific Ygnacio Plaza	86%	121,000	–	379	1.5
353 Sacramento Street	83%	297,000	10,000	–	4.7
150 Spear Street	82%	294,000	2,000	17	5.8
888 West Sixth Street*	94%	103,000	15,000	142	0.1
				Total	12.1

* Gross Rental Income represents income attributed to the Group since the property became 100%-owned on 26th June 2002.

2. Hotels and Furnished Apartments

Hong Kong Operations

The impact of the September 11 incident continued to be felt in the early months of 2002. Demand was dampened by the impact of the USA's recent corporate revelations and general business confidence combined with the distraction of the World Cup football tournament, which reduced some regional travel, particularly out of Japan and Korea.

(i) Great Eagle Hotel, Hong Kong

Although there were some high spots in demand during the first half, the corporate segment remained sluggish and highly rate-conscious in light of the prevailing gloomy economic outlook. There was a great deal of local rate discounting as hotels sought to secure market share in lower demand periods. However, with the conclusion of the World Cup, we expect to see a resumption in travel regionally.

For the six months ended 30th June 2002, the hotel achieved an average occupancy of 82% and an average room rate of HK$793 as compared to 78% and HK$847 in 2001.

(ii) Eaton Hotel, Hong Kong

Notwithstanding the unstable regional and long-haul arrivals and intense local rate competition, the Hotel has maintained its market position, while expanding its market mix to be less reliant on regional leisure markets.

Two new banquet rooms completed last year have been well received. One additional function room is under construction to help strengthen the local meeting and conference business.

For the six months ended 30th June 2002, the hotel achieved an average occupancy of 82% and average room rate of HK$408 as compared to 82% and HK$454 in 2001.

(iii) Eaton House Furnished Apartment, Hong Kong

Performance suffered as corporations reduced demand for housing short-term expatriates. In addition to new supplies entering the market, some hotels have also joined the competition for long staying guests. Eaton House registered an average occupancy of 62% in the first half of 2002 as compared with 80% for the same period in 2001.

International Operations

(i) The Langham Hilton, London

From the second quarter of 2002 onwards, a generally positive outlook from the first quarter deteriorated with the UK travel trade reporting sharp declines in the leisure segment. London-wide occupancies in June were the lowest in nine years.

For the first half of 2002, the hotel achieved an average occupancy of 66% and an average room rate of £151 as compared to 69% and £168 in 2001.

(ii) Delta Chelsea Hotel, Toronto

The economic situation has not rebounded as had been anticipated earlier in the year. Leisure and corporate business has slowed down considerably in the city. City-wide conventions have not drawn the attendance projected. As a result, all hotels are

offering reduced rates which impact on Delta Chelsea's commercial room nights while it has maintained strong support from its primarily domestic leisure markets.

For the first six months of 2002, the hotel achieved an average occupancy of 61% and an average room rate of C$138 as compared to 72% and C$138 in 2001.

(iii) Sheraton Towers Southgate Hotel, Melbourne

The group meetings market has followed a general downward trend this year throughout Australia, but particularly in Melbourne with the further impact of a lack of citywide meetings and conventions. Hotels that relied more on US-based customers, telecommunications and IT companies all had performances down in comparison to last year.

For the six months ended 30th June 2002, the hotel achieved an average occupancy of 67% and an average room rate of A$221 as compared to 76% and A$233 in 2001.

(iv) Hotel Le Meridien, Boston

Boston's overall hotel market recovery has been lagging behind the rest of the US. Overall business climate in the first half was not strong and was driven further by the recent stock market trends and uncertain economic prospects.

For the six months ended 30th June 2002, the hotel achieved an average occupancy of 69% and an average room rate of US$198 as compared with 69% and US$247 in 2001.

(v) Sheraton Auckland Hotel and Towers, Auckland

Meeting and conference business market segments have remained depressed throughout the city this year. Further declines have also been experienced in the very price sensitive tour and leisure market. As the supply of serviced apartment continued to increase, with only a modest growth in leisure arrivals, price-cutting remained a feature of the whole market during the first half.

For the six months ended 30th June 2002, the hotel achieved an average occupancy of 67% and an average room rate of NZ$140 as compared with 75% and NZ$146 in 2001.

3. **Properties Under Development**

Mongkok Project

After completing most of the foundation works by the end of 2001, the construction of the office tower, the retail block and the hotel block proceeded up to Level 7, Level 4 and Level 3 respectively as of 30th June 2002.

The special design of the retail block centering around the grand atrium has been completed with sophisticated features including a digital roof projection system, express escalators and state-of-the-art audio/visual systems. Approval has been obtained from the relevant government authorities for the construction of these elements and the two widened footbridges over Shanghai Street linking the hotel block. Target occupancy date of the project remains the end of 2003.

The total expenditure incurred in relation to the project, including interest capitalised, amounted to HK$7,170 million as of 30th June 2002. Out of the HK$5,100 million term loan arranged to finance the project, HK$4,030 million remained available for drawing as at 30th June 2002 and should be sufficient to fund the project to completion.

4. **Trading**

During the period under review, Toptech Co. Limited continued to operate under unfavourable market conditions. Its income from operations for the first half of 2002 was HK$12.9 million, almost unchanged from last year.

FINANCIAL REVIEW

1. **Debt**

Consolidated Net Attributable Debt outstanding (net of cash balances and debt attributable to minority interests) as of 30th June 2002 was HK$11,567 million, an increase of HK$491 million over that of HK$11,076 million as of 31st December 2001. The increased borrowings were mainly related to the Mongkok project expenditures.

Consolidated Net Asset Value, based on independent valuation of the Group's investment properties as of 31st December 2001 and other assets at cost, amounted to HK15,442 million as of 30th June 2002. The resulting gearing ratio at 30th June 2002 was 75%.

As at 30th June 2002, we had outstanding interest rate swap contracts with total notional principal of HK$2,420 million, representing approximately 28% of our HK$-denominated debts.

Our foreign currency debts amounted to the equivalent of HK$3,810 million as of 30th June 2002. Of this, HK$1,065 million, or 28% of our foreign currency debts, were on fixed-rate basis.

2. **Finance Cost**

With a substantial portion of our HK$ borrowings on floating-rate basis, we continued to benefit from lower interest rates in the first half of 2002. The net finance cost for the first half of 2002 was HK$160.9 million, down from the HK$215.4 million for the corresponding period in 2001. During the first half of 2002, HK$102.5 million of finance cost relating to the Mongkok Project was capitalized, as compared to HK$137.6 million for 2001.

3. **Liquidity and Debt Maturity Profile**

As of 30th June 2002, we had free cash and bank deposits and secured but undrawn loan facilities totalling HK$5,048.2 million. The loan facilities are mainly medium-term in nature and are secured by properties, whose value comfortably covers the facility amounts overall. The following is a profile of the maturity of our outstanding debts as of 30th June 2002.

Within 1 year	22.8%
1 - 2 years	17.2%
3 - 5 years	50.5%
More than 5 years	9.5%

6

4. **Pledge of assets**

At 30th June 2002, the Group's properties with a total carrying value of approximately HK$28,618 million (31st December 2001: HK$27,773 million), together with assignments of sales proceeds, insurance proceeds, rental income, revenues and all other income generated from the relevant properties were mortgaged or pledged to secure credit facilities granted to the Group.

5. **Commitments and Contingent Liabilities**

The Group

At 30th June 2002, the Group had commitments and contingent liabilities, not provided for in these financial statements, as follows:

(a) estimated expenditure in respect of property under development amounting to approximately HK$3,448.8 million (31st December 2001: HK$3,706.7 million) of which approximately HK$2,846.3 million (31st December 2001: HK$3,255.3 million) were contracted for;

(b) authorised capital expenditure amounting to approximately HK$48.8 million (31st December 2001: HK$43.5 million) of which approximately HK$37.2 million (31st December 2001: HK$18.8 million) were contracted for; and

(c) commitment under foreign exchange future contract to sell approximately HK$153.5 million (31st December 2001: HK$143.9 million) at a fixed exchange rate.

The Company

At 30th June 2002, the Company had issued corporate guarantees to certain banks in respect of credit facilities drawn by its subsidiaries amounting to approximately HK$9,435.6 million (31st December 2001: HK$9,248 million).

Other than set out above, the Group and the Company did not have any significant commitments and contingent liabilities at 30th June 2002.

STAFF

The total number of employees in the Group was 2,583 as of 30th June 2002. In addition to salary payment, other benefits include discretionary bonus, education allowance, insurance, medical scheme, provident fund schemes. The Company has established a share option scheme in which senior employees, including executive directors, are entitled to participate.

OUTLOOK

The strong economic signals coming out of the United States at the start of the year have failed to translate into sustained growth. In the face of slow global demand, it will be unlikely to see an early recovery in demand for office premises by major financial institutions. We therefore anticipate further downward pressure on our property earnings in Hong Kong in the coming year. The performance of our Hong Kong and international hotel portfolio will similarly be affected by a lack of growth in global business travel. In this challenging operating environment, we will continue to manage our marketing efforts diligently and intelligently to ensure a sound level of occupancy at our properties. At the same time, prudent cost containment measures are being implemented.

We are pleased to have seen the Mongkok Project moved beyond the difficult foundation stage. Construction of the superstructure is now proceeding at a break-neck pace. We are striving to bring the project to timely completion. We are also thoughtfully adding unique features to this major mixed-use complex to ensure its eventual commercial success.

PURCHASE, SALE OR REDEMPTION OF SHARES

During the six months ended 30th June 2002, neither the Company nor any of its subsidiaries had purchased, sold or redeemed any of the Company's shares.

COMPLIANCE WITH CODE OF BEST PRACTICE

None of the Directors is aware of any information that would reasonably indicate that the Company is not, or was not for any part of the accounting period covered by this interim report, in compliance with the Code of Best Practice as set out in Appendix 14 of the Stock Exchange Listing Rules. The financial statements for the six months ended 30th June 2002 have been reviewed by the Audit Committee of the Company.

PUBLICATION OF DETAILED RESULTS ANNOUNCEMENT ON THE STOCK EXCHANGE'S WEBSITE

A detailed results announcement containing all the information required by paragraph 46(1) to 46(6) of Appendix 16 of the Stock Exchange Listing Rules will be published on the Stock Exchange's website in due course.

By Order of the Board
LO YING SHEK
Chairman

Hong Kong, 12th September 2002